January 3, 2023

VIA EDGAR

Kathleen Krebs, Special Counsel

Priscilla Dao, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Rubicon Technologies, Inc.

Registration Statement on Form S-1/A

Filed November 28, 2022

File No. 333-267010

Dear Ms. Krebs and Ms. Dao:

On behalf of Rubicon Technologies, Inc. (the “Company”), please find below responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 28, 2022 (the “Comment Letter”) with regard to the Registration Statement on Form S-1 (File No. 333-267010) filed by the Company on August 22, 2022 (the “Registration Statement”) and amended on November 28, 2022 (the “Amended Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Amendment No. 2 (as defined below).

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Amended Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”).

Amendment No. 1 to Form S-1

Certain Financing Transactions

Forward Purchase Agreements, page 118

1.	Please provide a plain English description of the risks and benefits to each of the company and the FPA Sellers based upon how the OTC Equity Prepaid Forward Transaction operated. For example, describe the best and worst potential outcomes for the company and for the FPA Sellers, highlighting what factors would impact the outcomes. Explain why the company entered into the agreement when the immediate outcome was the payment of $68.7 million to the FPA Sellers from the trust account in addition to $246.0 to the remaining redeeming shareholders. Disclose the amount remaining in the trust account after these payments.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 120 through 124 of Amendment No. 2 to include the requested disclosure.

January 3, 2023

2.	Please disclose that the OTC Equity Prepaid Forward Transaction was terminated on 11/30/22. Disclose what each FPA Seller received or retained under the termination agreements compared to what each FPA Seller would have received if they had accelerated the maturity date, which right had been triggered under the OTC Equity Prepaid Forward Transaction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included additional disclosure on pages v, vi, 124 and 125 of Amendment No. 2 to include the requested disclosure.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico

Evan M. D’Amico